

September 24, 2010

Mr. Ronald Pipoly, Jr.
Chief Financial Officer
AmTrust Financial Services, Inc.
59 Maiden Lane 6th Floor
New York, NY 10038

     Re: **AmTrust Financial Services, Inc.**
             Form 10-K for the Period Ended December 31, 2009
             Filed March 16, 2010
             Schedule 14A filed April 1, 2010
             File No. 001-33143

Dear Mr. Pipoly:

We have reviewed your supplemental responses dated August 18, 2010 and August 25, 2010 and are not persuaded by your arguments that the disclosure in your 2010 proxy statement was in material compliance with the relevant disclosure requirements. Please amend your Form 10-K for the fiscal year ended December 31, 2009 within ten business days to include your proposed revised disclosure attached to your supplemental responses dated June 8, 2010 and August 18, 2010. If you disagree, we will consider your explanation as to why our comment is inapplicable or an amendment is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please furnish on EDGAR under the form type label CORRESP a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Rose Zukin, Staff Attorney, at (202) 551-3239 or myself at (202) 551-3715 if you have questions regarding the processing of your response as well as any questions regarding comments and related matters.

Sincerely,

Jeffrey P. Riedler
Assistant Director